

May 4, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re:** **OptiLeaf, Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. Where we refer to prior comments we are referring to our letter dated March 9, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2; however, we are unable to concur with the conclusion presented in your response. As you know, Rule 405 includes within the definition of a shell company an entity that has no or nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. According to your disclosure, which indicates that you have minimal operations, no revenue, and assets consisting of cash and nominal assets, you fall within the definition of a shell company under Rule 405. Therefore, as previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

2. We reissue prior comment 7 insofar as we continue to note disclosures in your filing stating that the offering price of $1.00 per share was determined based on the price of your private offering, which as previously noted, is inconsistent with the information

        presented in Note 3 to your financial statements. Please revise your disclosure throughout, including Determination of Offering Price, as appropriate.

3.   You have not filed a revised legality opinion as requested in prior comment 4. As previously noted, the legality opinion states you are registering 20,210,249 shares of common stock. Please file a revised legality opinion.

Cover Page

4.   We note your response to prior comment 5. However, while you appear to have amended the registration statement facing page to disclose that this is your initial public offering, we are unable to locate such disclosure on the prospectus cover page as requested in our prior comment. Please revise.

5.   We note your response to prior comment 6; however, your document continues to state offering amounts inconsistently. For example, the last page of the prospectus indicates that you are registering 20,210,249 shares of common stock, while the cover page indicates you are registering 4,446,335 shares of common stock. Please revise.

Prospectus Summary, page 1

6.   Since you have not yet developed software or products, it appears inappropriate to characterize your solutions as "leading edge." Please revise or advise.

7.   We reissue prior comment 8, as your disclosure continues to suggest that you have marketable products and software. For example, on page 1, you state that [y]our software is a seed-to-sale growth management system, designed to not only offer a complete grow automation system, but to enhance every aspect of the medical cannabis business." Please revise throughout to ensure that your disclosures state clearly that you have not yet developed any such products or software.

8.   We note your responses to prior comments 9 and 22. However, we continue to note disclosures that fail to express future events as objectives that may not be accomplished. For example, on page 1, you state that "[t]he system will allow growers to realize significant labor savings," and on page 18, you state that "[a]s a result of our business, our brand will evolve into a recognizable symbol which will represent performance, quality, and superior service, ensuring that OptiLeaf becomes known as the industry leader in providing the most advanced technology for optimal plant growth in the cannabis industry." Accordingly, we reissue our prior comments in this regard.

9.   Your amended disclosure on page 3 indicates that you will have fewer shares outstanding following the completion of the offering. Please revise or advise.

Risk Factors

Our key personnel may provide only limited amounts of time, page 5

10.   This risk factor does not appear to include a subcaption discussing the risks identified in the caption. Please revise to provide a brief discussion of the identified risk.

Our Business

Subcontractors, page 22

11.   We reissue prior comment 21 in part, insofar as you have not amended your disclosure to state whether you have had any discussions with Sullivan, Higdon & Sink, nor provided a brief summary of the extent of such contacts, if any. To the extent you have had no substantial discussions, consider removing this disclosure.

Management, page 24

12.   With regard to Mr. Tran's business background, please identify the principal business of Eman Technologies. Refer to Item 401(e)(1) of Regulation S-K.

13.   Please revise Mr. Janzen's professional biography to identify the name of the insurance company where he was employed. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

14.   We reissue prior comments 28 and 29 as it appears that you have not amended this section in response to these comments.

Certain Relationships and Related Transactions, page 27

15.   We note your response to prior comment 30, where you state that you are of the opinion that the stock purchased by James Byrd has a market value of less than $50,000 and therefore disclosure under Item 509 is not required. However, the stock owned by Fairway Holdings totals one million shares and you indicate on the cover page that the offering price of $1.00 per share in this offering was based on the price of common stock during your private offering. Please tell us how you determined that the market value of shares held by Fairway Holdings is less than $50,000.

Recent Sales of Unregistered Securities, page II-2

16.   We reissue prior comment 32, as you have not explained why your disclosure in this document appears to differ from the information contained in your Form D with respect to date of the initial sale of your private offering. Please advise.

17.   We reissue prior comment 33. We note that you have not amended your disclosure to provide the facts relied up to make the exemptions available for each transaction. Although you disclose the total number of purchasers in the transactions, you do not indicate whether such persons are accredited or sophisticated. Please revise. Refer to Item 701 of Regulation S-K.

        You may contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL